

Pernod Ricard

03 MAY 29 AM 7:21

May 12th, 2003

82-3361

AP/DD/198.2003

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

<u>For the attention of Mrs Felicia KUNG</u>

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)



03022389

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Yours sincerely,

Antoine PERNOD

Encl. : 2pages



Pernod Ricard

First Quarter 2003 sales

First quarter performance on target:
17% organic growth in Wine & Spirits sales

Paris, 7 May 2003 - The Wine & Spirits division reported a 10.6% rise in first-quarter sales to €713 million (excluding duties and taxes). This result is primarily attributable to **organic growth of 16.8%** and an adverse currency impact of €70 million (-10.9%).

Buoyant sales of Chivas Regal and Martell confirmed the turnaround noted in second-half 2002.

The Group's growth-drivers continued their positive trend, particularly Amaro Ramazzotti, The Glenlivet, Jameson, Jacob's Creek and Havana Club.

These strong performances were achieved amid contrasting political and economic conditions.

Growth in Asia-Pacific was a remarkable 54.4% organic growth. This was mainly driven by robust sales in countries like Thailand, India and in China thanks to successful Chinese New Year promotions. At the end of March, the SARS outbreak had had no noticeable impact on our performance in the region.

In Europe (excluding France), growth continued briskly (16.1% organic growth), driven by volumes of Ramazzotti, Havana Club, Chivas Regal and Martell.

The Americas posted a good quarterly performance (organic growth +3.4%), particularly in the USA which recorded strong growth of whiskies and Jacob's Creek, despite the delay of some Seagram's Gin shipments to April.

In France, consumption was sluggish, and the year got off to a difficult start (-1.4% organically), particularly for anis brands.

Consolidated sales

Sales excluding Wine & Spirits contracted from €547 million to €27 million, reflecting a withdrawal from non-core businesses. As a result, consolidated sales were down 37.8% to €740 million.

Contacts
Francisco de la Vega / Communications *Tel: +33 (0)1 41 00 40 95*
Patrick de Borredon / Investor Relations *Tel: +33 (0)1 41 00 41 71*
Visit Pernod Ricard at www.pernod-ricard.com

APPENDICES

Sales split at 31 March 2003 (€ million)

(M Euros)	31/03/2003		31/03/2002		Change		Organic growth		Currency impact		Total Consol Impact	
Total Wine & Spirits	712.6	96.3%	644.3	54.1%	68.3	10.6%	108.2	16.8%	-70.3	-10.9%	30.4	4.8%
Total Fruit preparations	27.3	3.7%	205.1	17.2%	-177.8	-86.7%	-1.9	-0.9%	-9.8	-4.8%	-166.1	-81.0%
Total Distribution	0.0	0.0%	341.0	28.6%	-341.0	-100.0%	0.0	0.0%	0.0	0.0%	-341.0	-100.0%
Total Group	**739.9**	**100.0%**	**1190.5**	**100.0%**	**-450.6**	**-37,8%**	**106.3**	**8.9%**	**-80.1**	**-6.7%**	**-476.7**	**-40.1%**

Wine & Spirits, sales split at 31 March 2003 (€ million)

(M Euros)	31/03/2003		31/03/2002		Change		Organic growth		Currency impact		Total Consol Impact	
Wine & Spirits France	114.1	16.0%	113.8	17.7%	0.4	0.3%	-1.6	-1.4%			2.0	1.8%
Wine & Spirits Europe	268.0	37.6%	229.5	35.6%	38.5	16.8%	37.0	16.1%	-9.9	-4.3%	11.4	5.0%
Wine & Spirits Americas	158.0	22.2%	178.4	27.7%	-20.4	-11.4%	6.1	3.4%	-38.6	-21.6%	12.1	6.9%
Wine & Spirits ROW	172.5	24.2%	122.7	19.0%	49.8	40.6%	66.7	54.4%	-21.7	-17.7%	4.9	3.9%
Total Group	**712.6**	**100.0%**	**644.3**	**100.0%**	**68.3**	**10.6%**	**108.2**	**16.8%**	**-70.3**	**-10.9%**	**30.40**	**4.8%**

Key brand growth (vol.)

	Key brand growth	
	Q1 2003/2002	MAT March 2003
Chivas	+26.8%	-2.0%
Martell	+26.2%	-2.0%
Amaro Ramazzotti	+20.7%	+17.7%
The Glenlivet	+13.7%	+5.7%
Jameson	+7.2%	+6.9%
Wild Turkey	+5.6%	-3.3%
Jacob's Creek	+5.0%	+9.4%
Havana Club	+3.5%	+11.0%
Clan Campbell	-6.8%	-3.6%
Ricard	-7.5%	-1.4%
Seagram's Gin	-8.0%	-5.5%
Pastis 51	-27.7%	-9.3%
Total 12 brands	**+0.4%**	**+1.2%**
Total Spirits	+13.2%	+13.5%
Total Wine	+11.3%	+8.4%


Pernod Ricard

May 12th, 2003

AP/DD/197.2003

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 1page



Pernod Ricard

Pernod Ricard's Annual General Meeting, 7 May 2003: Dividend

Paris 7 May 2003 – The Joint Ordinary and Extraordinary General Shareholders' Meeting of Pernod Ricard has approved the 2002 accounts and has decided the payment of a dividend of €1.80 per share, plus a tax credit of €0.90, thus giving a gross dividend of €2.70. Taking into account the distribution of bonus shares (one-for-four) last February, the dividend has increased by 25% compared to the previous year.

The interim dividend was paid in January 2003 (and in March 2003 for the shares distributed in the bonus share issue). The net balance of €0.90 will be paid on 15 May 2003.

Contacts
Francisco de la VEGA / Media *Tel: +33 (0)1 41 00 40 95*
Patrick de BORREDON / Investor Relations *Tel: +33 (0)1 41 00 41 71*

For more information about Pernod Ricard, please visit our website:
www.pernod-ricard.com



Pernod Ricard

May 12th, 2003

AP/DD/196.2003

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 1page



Pernod Ricard

Shareholders' Meeting, May 7 2003

"Net profit from Wine and Spirits (*) should experience double-digit growth in 2003, excluding currencies", says Patrick Ricard

Paris 7 May 2003 – Speaking to Pernod Ricard Shareholders' Meeting, Chairman and CEO Patrick Ricard confirmed the positive trend in the group's 1st quarter sales, especially in Asia and Europe, which is in line with the business plan. He said: "*In view of this, I remain very confident for 2003. Compared with 2002, net profit from our Wine and Spirits (*) business should experience double-digit growth at constant exchange rates*".

In addition, Mr Ricard asked shareholders to appoint two new non-executive directors, William Webb and Didier Pineau-Valencienne, and to ratify the decision to co-opt Lord Douro.

(*) excluding exceptional items and goodwill amortisation, and at 2002 exchange rates; based on the Wine & Spirits division only

Contacts

Francisco de la Vega / Communications	*Tel: +33 (0)1 4100-4095*
Patrick de Borredon / Investor Relations	*Tel: +33 (0)1 4100-4171*

Visit Pernod Ricard at www.pernod-ricard.com